Exhibit 99.1:

NEWS RELEASE

The Board of Directors of Poly-Pacific International Inc. (the “Company”) announces that Mr. Thomas Lam has resigned as a Director and Chairman of the Board of Poly-Pacific effective the 2nd day of November, 2006. The Board has accepted the resignation and states that Mr. Lam will no longer be involved in any way with the operations and business of the company.

Following the resignation of Mr. Lam, Mr. Donald Quon of Calgary Alberta also submitted a letter of resignation addressed to the Board of Directors, dated November 6th, 2006.

For More Information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293- 8234

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